SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR STATEMENT ON AER LINGUS

Ryanair today (7th September) responded to statements reportedly made by Minister for Transport, Leo Varadkar that the Government might consider a disposal of its non strategic 25% shareholding in Aer Lingus.

Ryanair wishes to confirm the following:

1.
If the Irish Govt wishes to dispose of its 25% stake in Aer Lingus, and if the Govt believes that any offer from Ryanair for this stake would be unwelcome, then Ryanair is happy to confirm that it will not bid for the Govt's 25% stake (although this may result in the Govt realising a lower price for its shares).

2.
Ryanair would welcome another financially strong airline/investor acquiring the Govt's 25% stake, which could then work with Ryanair and other like minded shareholders to restore shareholder value, which has been destroyed over the past five years by the Board and Management of Aer Lingus.

3.
Should another financially strong airline/investor acquire the Govt's 25% stake, Ryanair would not rule out entering into discussions with that party for the subsequent disposal of Ryanair's near 30% stake subject to an acceptable agreement on price and maximising shareholder value.

Ryanair will not engage in, or comment upon, rumour or speculation, but remains willing to work with any other Aer Lingus shareholders to maximise shareholder value which has under the current Board of Aer Lingus collapsed by more than 80% from over €3.00 per share in early 2007 to less than €0.60 per share in recent days.

For further information please contact:
Stephen McNamara              Joe Carmody
                                                Ryanair Ltd                            Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 7 September, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary